# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CBL & ASSOCIATES PROPERTIES, INC., CIK 0000910612
CUSIP: 124830878
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2030 Hamilton Place Blvd., Suite 500,, Chattanooga, United States (X1), 37421
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-048814
Filed by CIK 0001892307

## Reporting persons
- OCM Xb CBL-E Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 820,000; sole dispositive power 0; shared dispositive power 820,000; aggregate amount beneficially owned 820,000 (2.65% of the class)
  Comment: The reported percentage is calculated based on 30,944,758 shares of Common Stock outstanding as of May 6, 2026, as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission ("SEC") on May 8, 2026.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 820,000; sole dispositive power 0; shared dispositive power 820,000; aggregate amount beneficially owned 820,000 (2.65% of the class)
  Comment: The reported percentage is calculated based on 30,944,758 shares of Common Stock outstanding as of May 6, 2026, as reported on the Issuer's 10-Q filed with the SEC on May 8, 2026.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 820,000; sole dispositive power 0; shared dispositive power 820,000; aggregate amount beneficially owned 820,000 (2.65% of the class)
  Comment: The reported percentage is calculated based on 30,944,758 shares of Common Stock outstanding as of May 6, 2026, as reported on the Issuer's 10-Q filed with the SEC on May 8, 2026.

## Item 1. Issuer
Name of issuer: CBL & ASSOCIATES PROPERTIES, INC.
Address of issuer's principal executive offices: 2030 Hamilton Place Blvd., Suite 500, Chattanooga, TN 37421

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by each of the following persons (collectively, the "Reporting Persons"):

(i) OCM Xb CBL-E Holdings, LLC ("Xb CBL-E");

(ii) Oaktree Capital Holdings, LLC ("OCH"); and

(iii) Oaktree Capital Group Holdings GP, LLC ("OCGH").
Address of principal business office or, if none, residence: 333 S. Grand Ave., 28th Floor, Los Angeles, CA 90071
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

The reported securities, which give effect to certain sales after March 31, 2026, are directly held by Xb CBL-E, which is indirectly managed by OCH, which is controlled by OCGH. Accordingly, OCH and OCGH indirectly exercise voting and dispositive control and may be deemed to beneficially own the reported securities directly held by Xb CBL-E.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any of the Reporting Persons are beneficial owners of the reported securities, for the purposes of Section 13(d) and/or Section 13(g) of the Act.
Percent of class: See responses to row 11 on each cover page.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of May 13, 2026

## Signatures
- OCM Xb CBL-E Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/13/2026)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/13/2026)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/13/2026)